UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

General Bearing Corporation (Name of Issuer)
Common Stock $.01 par value per share (Title of Class of Securities)
369147103 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 369147103

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 189,844

	8.	Shared Voting Power

	9.	Sole Dispositive Power 189,844

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,844

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.03%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 369147103

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 13,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 13,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .34%

14.	Type of Reporting Person CO
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Item 1. Security and Issuer Common Stock of General Bearing Corporation 44 High Street West Nyack, New York 10994

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

         Personal, retirement and corporate funds of the individual and entity involved. The cost basis of Don C. Whitaker's 189,844 share position is $698,646.94. The cost basis of Don C. Whitaker, Inc. 13,000 shares is $45,980.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         It is the "Whitaker Group's" desire that General Bearing Corp (GNRL) be operated now as a public company after the ill-fated attempt to go private. The rewards from years of hard work by the management and large investments by the corporation in the Peoples Republic of China (PRC) seem to be on the verge of coming to fruition and should accrue to all holders of GNRL in the Whitaker Group opinion.

         In addition the Whitaker Group would be encouraged if GNRL could intitiate a small dividend policy for the added benefit of all holders. The Federal Tax Code change of January 1, 2003 with the top rate for dividends of 15% encourages such actions for companies with stable earning propects. The improved financial stability and earnings capability of GNRL would allow such a decision assuming loan covenants and future eanings permit. This would definitely be a tangible reward for all the patient holders of the GNRL stock since it was initially offered to the public in 1997 at $7/share. In 1997 the book value per share was less than $1 and now is over $6/share. This is a prime example of the progress that has been made in the last seven years and should now be filtered down to the people that took the risk.

         The Whitakers will of course re-evaluate their options which may include the purchase of additional securities of GNRL or disposal of some of all of the securities they presently own depending upon price, market conditions, availability of funds and other considerations.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None, other than mentioned in the "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
No
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
None, other than mentioned in the "Purpose of Transaction"
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No
(j) Any action similar to any of those enumerated above.
No

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 5.37% Don C. Whitaker, 189,844 shares 5.03% Don C. Whitaker, Inc., 13,000 shares .34%

(b)

Don C. Whitaker has sole responsibility to vote and dispose of his respective shares. Don C. whitaker and Don C. Whitaker, Jr., share voting power with regards to shares held in the name of Don C. Whitaker, Inc.

(c)	Since the "Whitaker Group's" last filing on July 29, 2004, the following transactions have been made in the open market:

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
8/20/04 8/23/04 8/25/04 8/26/04 8/26/04 8/26/04	1700 3500 3000 2200 1100 3000	4.01 4.11 4.30 4.25 4.29 4.30

(d)	None

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2004
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

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